UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                             August 7, 2020

Via Email

Paul D. Tutun, Esq.
Executive Vice President and General Counsel
Virtusa Corporation
132 Turnpike Road, Suite 300
Southborough, MA 01772

        Re:     Virtusa Corporation
                Preliminary Proxy Statement filed on August 3, 2020 File No. 001-33625

Dear Mr. Tutun:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

     1. Please clarify, in the appropriate section of the proxy statement, that although there are three class I director seats eligible for election at the annual meeting, you are only nominating two individuals for election as class I directors.

     2. See the preceding comment. Please disclose any intentions or plans you have with respect to any vacancy on the board of directors that may exist after the annual meeting.
        For example, please disclose whether the board of directors intends to fill any such vacancy or reduce the size of the board to eliminate such vacancy. Paul D. Tutun, Esq.
c/o Virtusa Corporation
August 7, 2020
Page | 2

Background of the Solicitation, pages 6-11

    3. According to the preliminary proxy statement filed by NMV on August 5, 2020, NMV conducted a call with Mr. Pandit and Mr. Moriarty [on May 31, 2020] regarding the purpose of the [nine questions sent by the Board], whether the request represented constructive engagement by the Company that was likely to lead to increased stockholder representation on the Board, and whether other candidates considered for
       Board appointment are required to complete a similar questionnaire. Please revise your preliminary proxy statement to disclose this discussion, or advise.

    4. We note the following statement on page 9:    Mr. Fauser stated that
anything short of
       adding either himself or Mr. Chintamaneni to the Board was a
non-starter    for NMV.
       Mr. Fauser then indicated that NMV would discuss internally and respond to the Board's
       proposal.    We further note that according to the preliminary proxy
statement filed by
       NMV on August 5, 2020, NMV    proposed to compromise by modifying [its]
request
       such that if the Board appointed either of Mr. Fauser or Mr. Chintamaneni, and one director not affiliated with New Mountain Vantage but who was mutually acceptable to
       [it] and the Company, [NMV] would not submit a nomination notice (or would
       withdraw it, if submitted).    Please revise your disclosure to clarify
that this proposal
       was made by NMV, or advise.

    5. According to the preliminary proxy statement filed by NMV on August 5, 2020, NMV delivered to the Company a demand letter for a copy of a list of the
Company   s
       stockholders pursuant to Section 220 of the Delaware General Corporation
Law    and
       subsequently    entered into a confidentiality agreement with the
Company relating to
       such demand letter. Please revise your preliminary proxy statement to disclose this demand letter and subsequent confidentiality agreement, or advise.

    6. We note the following statement:    William K. O   Brien, who is
currently a Class I
       director, was not nominated for reelection to the Board because he is over the age of 72, and pursuant to our corporate governance guidelines, unless otherwise approved by the
       Board, no director who is 72 years of age or older will be nominated for re-election.
       Please clarify, in the appropriate section of the proxy statement, whether the Board approved an exception from such mandatory retirement provision for Mr. O Brien during your 2017 annual meeting, at which time he was 72 years of age and nominated for re-election to the Board. If applicable, please disclose why the Board approved an exception at that annual meeting but determined not to approve such an exception at this annual meeting.

Security Ownership of Certain Beneficial Owners and Management, pages 82-86

    7. We note that the table indicates that as of July 15, 2020, NMV beneficially owned
       8.14% of Virtusa   s outstanding shares of common stock. According to
the Schedules
       13D and 13D/A filed by NMV on July 6 and July 7, 2020, as well as the disclosure on
 Paul D. Tutun, Esq.
c/o Virtusa Corporation
August 7, 2020
Page | 3

        page 10 of the preliminary proxy statement, NMV beneficially owned 8.98% of
        Virtusa   s outstanding shares of common stock at that time. Please
revise the table
        accordingly, or advise.

    8. We note that footnote (4) to the table indicates that Vikram S. Pandit shares voting and dispositive power with respect to the shares of common stock and Series A Preferred
       Stock that Orogen Viper LLC beneficially owns. Given such shared voting and dispositive power, please revise the table to reflect the fact that Mr. Pandit is the beneficial owner of the shares of common stock and Series A Preferred Stock that
       Orogen Viper LLC beneficially owns, in addition to the 8,650 shares of common stock that he beneficially owns that are currently reflected in the table. See Rule 13d-3(a).

Appendix B     pages 91-98

    9. We note that in numerous instances throughout Appendix B, you state that certain
       persons    may be deemed    to be participants in your solicitation of
proxies. In each
       instance, please remove the doubt expressed by your use of the phrase may be deemed from whether Virtusa, its directors, nominees and executive officers are participants in the solicitation. See Instruction 3 to Item 4 in Schedule 14A.

Form of Proxy

    10. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any other matters as may properly come before the annual meeting.


                                        *       *      *
 Paul D. Tutun, Esq.
c/o Virtusa Corporation
August 7, 2020
Page | 4

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or to Daniel Duchovny, Special
Counsel, at (202) 551-3619.


                                                          Sincerely,

                                                          /s/ Valian A. Afshar

                                                          Valian A. Afshar
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions

cc:    Joseph C. Theis, Esq.
       Goodwin Procter LLP